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Re:	Scientific Games International, Inc., with various guarantors
Registration Statement on Form S-4
Filed August 11, 2009
File No. 333-161268, and -01 through -09

Dear Mr. Johnson:

On behalf of our client, Scientific Games International, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing received by letter dated September 3, 2009.  For your convenience, we have set forth each of the Staff’s original comments, received by letter dated September 3, 2009, immediately preceding our response.

1.              General

We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).   See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

We note the Staff’s comment and have filed as correspondence a supplemental letter addressing the Staff’s comment.

2.              The Exchange Offer

Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer.  See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Response:

We confirm that the offer will be open at least through midnight on the twentieth business day following commencement of the offer and we further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

3.              Information Regarding Forward-Looking Statements, page iii

The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:

We note the Staff’s comment and have amended our disclosure to delete the reference to the safe harbor.

4.              Exhibit Index

(a) Exhibits, page II-27

We note that you intend to file the Form of Letter of Transmittal and the legal opinion by amendment.  Please be advised that we will need sufficient time to review these exhibits, once filed, and that our review may result in further comments.

Response:

We note the Staff’s comment.

*              *              *              *              *

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (212) 906-1281 or Senet Bischoff at (212) 906-1834.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
LATHAM & WATKINS LLP

cc:	Joseph R. Wright
Scientific Games International, Inc.

Ira H. Raphaelson
Scientific Games International, Inc.

Jack Sarno
Scientific Games International, Inc.

Senet Bischoff
Latham & Watkins LLP